SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Second Quarter 2009 Results

Earnings Release and Supplemental Financial Information

nº974

Espaço Jardins – Santo André - SP

nº975

Parides Villaggio Panamby – São Paulo - SP

nº976

Península FIT – Rio de Janeiro - RJ

GFA LISTED NYSE

Gafisa

Uma história de grandes ideias para viver bem

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50

Gafisa Reports Second Quarter 2009 Results
--- Sales Grow to R$835 million for the quarter; R$1.4 billion for the first half of 2009 ---
--- EBITDA Increases 76% to R$138.4 million on Revenue Increase of 54% to R$706 million ---
--- R$1.1 billion in Consolidated Cash and Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, July 31st, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2009. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The second quarter and first half of 2008 have been adjusted in accordance with Law 11638, which brings accounting standards closer to the IFRS, for comparison purposes to the second quarter and first half of 2009.

Commenting on the second quarter highlights, Wilson Amaral, CEO of Gafisa, said: “During the quarter, we witnessed healthy demand in all segments of the Brazilian real estate market. Historically low interest rate and inflation levels have prevailed, and the confluence of increasing economic prosperity, strong government support of home ownership, and a substantial household formation in all regions of the country contributed to Gafisa achieving strong net sales of R$835 million in the quarter and R$1.4 billion during the first half of 2009. Our diverse residential product lines, brand strength in all income segments, and a national footprint spanning twenty states positioned us very well to capture the renewed growth of the sector.”

Amaral added, “Gafisa posted solid second quarter results, with consolidated revenues of R$706 million, an increase of 30% over last quarter’s result contributing to a gross profit of R$191 million, a 41% improvement as compared to the same period one year ago. We sold 5,894 units, representing R$835 million of which almost 75% were launched before 2009. While launches increased sequentially, we will continue to only launch new projects with demonstrated demand and project financing in place.”

Operating & Financial Highlights

IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ir

2Q09 Earnings Results
Conference Call
Monday, August 3, 2009
> In English
11:30 AM US EST
12:30 PM Brasilia Time
Phones: +1 800 860-2442 (US only)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
   10:00 AM US EST
   11:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa	Launches totaled R$626 million for the quarter, a decline of 56% as compared to the second quarter of 2008.

    Pre-sales from current launches and inventory reached R$835 million for the quarter, a 9% increase over 2Q08 while total pre-sales for the first half was R$1.4 billion, similar to the first half of 2008.

Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 54% to R$705.8 million from R$458.8 million in 2Q08.

2Q09 Adjusted EBITDA reached R$142.2 million (20.1% adjusted EBITDA margin), a 69% increase compared to Adjusted EBITDA of R$84.3 million (18.4% adjusted EBITDA margin) reached in 2Q08.

    Net Income before minorities and stock option expenses was R$81.1 million for the quarter (11.5% adjusted net margin) an increase of 26.0% compared with R$64.4 million in 2Q08. Net Income was R$57.8 million and EPS was R$0.44 compared to R$42.8 million and EPS of R$0.33 in the prior year.

The Backlog of Revenues to be recognized under the PoC method reached R$3.1 billion, a 66.5% increase over 2Q08. The Backlog Margin to be recognized reached 36.4% .

Gafisa’s consolidated land bank was R$16.0 billion at 2Q09, representing a 22% increase over 2Q08 and a 6% decrease from the previous quarter.

Gafisa’s consolidated cash position was R$1.1 billion at the end of June including the proceeds from a second securitization of Gafisa receivables and Tenda’s R$600 million debenture through Caixa.

CEO Commentary and Corporate Highlights for 2Q 2009

We are pleased to report that as the second quarter came to a close we saw improved market conditions resulting in considerable demand for products from each segment of our business. Sales velocity for the quarter demonstrates the return of all buyers to the market with consolidated sales speed at 24%, and impressive rates of 28% for our higher-end products offered by Alphaville and for our affordable entry-level products offered by Tenda. We have spent the last few years building a solid platform to serve the diverse housing needs of Brazil’s families and are convinced that we have chosen the right vehicles. Tenda captures the enormous opportunity at the lower end of the market, and Alphaville and Gafisa serve the immensely important segments on the mid and upper end which represent a market potential of R$100 billion per year. We enter the second half of 2009 with a strong balance sheet that gives us increased financial flexibility, along with the internal capacity and relationships that will allow us to meet the continued growth in demand for all segments of our business.

While much attention has been paid over recent periods to the promise of the affordable homebuilding segment, particularly in light of the recently announced federal housing program, “Minha Casa, Minha Vida”, which targets precisely the population served by Tenda, it is the Gafisa and Alphaville brands that are strong current contributors to operating profitability and equally represent a significant market opportunity. During the second quarter, the success of three high-ticket launches in the state of São Paulo underscored the popularity of these brands and showed Gafisa’s ability to selectively develop its large land bank in accordance with local market demand, thereby maximizing profitability. We saw impressive sales velocity at each of the launched projects, highlighted by more than 80% of lots selling in the first weekend at Alphaville’s Granja Viana. Our second quarter results illustrate this point -- customers from the higher income segments returned to the market and again made a substantial contribution to our overall results with adjusted EBITDA from these two segments representing a total of R$103.5 million, with an adjusted EBITDA margin of 23.3% . Given the different business models as well as the timing of recent investments associated with the affordable entry-level segments, we will be providing operating profitability by business unit going forward. As the top line continues to grow at Tenda and additional synergies are achieved, it too will soon show stronger levels of operating profitability.

A number of recent government measures, including the R$34 billion package to foster growth in the housing industry, a federal incentive program aimed at building one million houses by 2010 and the Central Bank’s recent cutting of the Selic rate to 8.75%, the lowest rate in Brazil since 1999, have resulted in stimulating demand and increasing the availability of funds to support growth of the housing industry. Stability has prevailed and positive macroeconomic trends are emerging. The seasonally-adjusted unemployment rate fell to 8% in June, the lowest level since November 2008, and in July, consumer confidence reached its highest level since September 2008. Importantly, we have seen signs of strengthened demand for housing in the mid/mid-high segment that is traditionally more sensitive to economic uncertainty and this bolsters our confidence in the opportunity in all housing segments.

With $1.1 billion in cash on a consolidated basis and a net debt to equity and minority shareholders position of 66%, we are in a very strong position to continue to fund future growth. In fact, our financial flexibility was recently enhanced as we were able to successfully remove an outdated debt covenant that was negotiated in 2006, when the Company’s equity was less than half its current amount. And while we will be paying additional interest in line with current market rates, the removal of the debt covenant along with a few other concessions will permit the Company, should we choose, to take advantage of improved credit market conditions and consider an array of financing alternatives to fund potential opportunities in the market beyond our current plan.

We believe we have the resources and expertise in place to execute our strategy and meet the increased demand expected during the remainder of 2009. Gafisa’s geographic and segment diversification strategies give it flexibility in execution, as does our investment in human talent which includes over 450 engineers in training and 250 in charge, and our ability to simultaneously manage over 300 projects throughout the country as Brazil’s largest real estate construction company. This combination of agility and scale, backed by financial strength, large land reserves, and a commitment to development of human talent will ensure the Company’s ability to deliver high returns and extend its track record of capitalizing on market growth.

Wilson Amaral
CEO -- Gafisa S.A.

Recent Developments

Strong Sales Performance of Mid/Mid-high Segments: During the first half of 2009, Gafisa had a very strong net sales performance with R$835 million. In addition to increased demand for Tenda’s affordable entry level products, Gafisa experienced strong sales of the mid/mid-high level products of Gafisa and Alphaville. Indicative of an improved demand scenario were three high-ticket launches. Gafisa launched two developments priced above R$500 thousand per unit: Vistta Santana, sold 44% in the first month and Estação Sorocaba sold 50% in the first week after launch. Additionally, Alphaville’s Granja Viana in greater São Paulo sold 82% over the first weekend and nearly sold out in two weeks.

Affordable Entry-Level Segment: Tenda is successfully integrating the operations of Fit and the Cotia development and is seeing the benefits of its unique sales platform to showcase products geared to the affordable entry-level market. During the second quarter sales were R$367 million on 4,366 units at an average price of approximately R$84,000. With the lowest price points in the industry, Tenda’s customers are able to benefit from the subsidies provided by the government’s recently announced housing program. As of May 2009, Tenda began to draw down on funds which have been fully disbursed from the R$600 million debenture raised through Caixa announced in the first quarter.

Diversified Geographies and Products:
In December 2006, the Gafisa brand higher income product represented 100% of the Company’s revenues, pre-sales and launches and the Company was present in 10 states and 16 cities with 70 developments. At the end of the second quarter 2009, Gafisa’s mid/mid-high products represent 69% of launches and 56% of pre-sales, while Tenda’s represent 31% of launches and 44% of pre-sales. The Company’s well-known brands are now present in more than 20 states and 99 cities.

2006 Debenture Covenant Successfully Renegotiated: On July 21, 2009, 97.65% of the debenture holders voted to remove the financial covenant restricting net debt to R$1.0 billion and provided the Company with additional financial flexibility with regard to the calculation of the net debt/equity covenant. In exchange for the changes to the existing covenants, Gafisa’s interest payment will increase to CDI + 3.25% from CDI + 1.3% as of July 1, 2009, a rate that is in line with current market rates. Additionally, the debentures may be redeemed at any time by the Company against payment of a premium equal to 2.5% calculated pro rata from July 31, 2009 until the date of redemption.

Completed Second Securitization: During the quarter, Gafisa completed its second securitization of receivables of 2009, a transaction which generated net proceeds of R$70 million.

Cancellation of Public Offering of Shares: Because of financial market conditions, Gafisa cancelled a previously announced equity offering on July 13, 2009. The Company’s expectations for achieving its consolidated sales guidance provided in 1Q09 of R$2.7 - R$3.2 billion have not changed, as proceeds from the offering were not planned as a source of funding to achieve the 2009 objectives. Since the cancellation of the offering, the financial markets have improved and the Company has received indications that, should it choose, it would have ample opportunity to tap the debt markets under favorable conditions.

Gafisa concluded the transfer of Cotia development to Tenda: At the end of June, Gafisa transferred to Tenda the Cotia project, at book value of approximately R$45.8 million, to be paid within 3 years.

SAP and Sarbanes-Oxley: The roll-out of the SAP management information system has been completed and the Company has been certified as Sarbanes- Oxley (“SOX”) compliant, without any material weakness. For 2009, the compliance effort will remain to ensure a continuous effective control environment, including all new and relevant affiliated companies.

Operating and Financial Highlights (R$000)	2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Launches (%Gafisa)	626,282	1,408,908	-55.5%	786,525	2,729,530	-71.2%
Launches (100%) 1)	742,411	1,704,632	-56.4%	920,834	3,215,677	-71.4%
Launches, units (%Gafisa)	2,568	11,025	-76.7%	3,219	22,031	-85.4%
Launches, units (100%) 1)	3,079	12,577	-75.5%	3,827	23,994	-84.1%
Contracted sales (%Gafisa)	835,442	764,235	9.3%	1,393,876	1,431,781	-2.6%
Contracted sales (100%) 1)	984,308	866,476	13.6%	1,625,682	1,708,009	-4.8%
Contracted sales, units (% Gafisa)	5,894	5,627	4.7%	10,068	9,759	3.2%
Contracted sales, units (100%) 1)	6,550	6,102	7.3%	11,055	10,671	3.6%

Net revenues	705,818	458,821	53.8%	1,247,705	813,574	53.4%
Gross profit	191,353	135,600	41.1%	345,992	245,737	40.8%
Gross margin	27.1%	29.6%	-244 bps	27.7%	30.2%	-247 bps
Adjusted EBITDA 2)	142,184	84,286	68.7%	250,616	148,411	68.9%
Adjusted EBITDA margin 2)	20.1%	18.4%	177 bps	20.1%	18.2%	184 bps
Adjusted Net profit 3)	81,127	64,386	26.0%	138,179	111,599	23.8%
Adjusted Net margin 3)	11.5%	14.0%	-254 bps	11.1%	13.7%	-264 bps
Net profit	57,768	42,759	35.1%	94,501	82,606	14.4%
EPS (R$)	0.44	0.33	34.2%	0.73	0.64	14.0%
Number of shares ('000 final)	130,338	129,463	0.7%	129,963	129,463	0.4%

Revenues to be recognized	3,092	1,857	66.5%	3,092	1,857	66.5%
Results to be recognized 4)	1,125	667	68.6%	1,125	667	68.6%
REF margin 4)	36.4%	35.9%	45 bps	36.4%	35.9%	45 bps

Net debt and Investor obligations	1,486,441	609,502	143.9%	1,486,441	609,502	143.9%
Cash and availabilities	1,056,312	776,464	36.0%	1,056,312	776,464	36.0%
Equity	1,717,246	1,610,263	6.6%	1,717,246	1,610,263	6.6%
Equity + Minority shareholders	2,264,340	1,649,780	37.3%	2,264,340	1,649,780	37.3%
Total assets	6,435,538	4,243,721	51.6%	6,435,538	4,243,721	51.6%
(Net debt + Obligations) / (Equity + Minorities)	65.6%	36.9%	1 bps	65.6%	36.9%	1 bps

1)	Gafisa's and Alphaville's numbers at 100% and Tenda's numbers at company stake
2)	Adjusted for expenses with stock options plans (non-cash)
3)	Adjusted for expenses with stock options plans (non-cash) and minority shareholders
4)	Results to be recognized net from PIS/Cofins - 3.65%; excludes the AVP method introduced by law 11638

Launches

Gafisa has been gradually increasing its launches based on a recovering market and is ready to react promptly if this trend continues. Consolidated launches totaled R$626 million, a 56% decrease when compared to 2Q08. 64% of Gafisa launches were projects with price per unit below R$500 thousand, while Tenda had nearly one third of its launches on projects with prices per unit below R$130 thousand. The Gafisa segment was responsible for 56% of launches, Alphaville accounted for 13% and Tenda for the remaining 31%.

The tables below detail new projects launched in the second quarters and first semesters of 2009 and 2008:

Table 1 - Launches per company per region
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	São Paulo	241,308	200,627	20%	315,259	452,281	-30%
	Rio de Janeiro	38,995	85,653	-54%	63,202	193,884	-67%
	Other	71,695	309,271	-77%	111,899	440,169	-75%

	Total	351,998	595,551	-41%	490,360	1,086,334	-55%
	Units	813	2,157	-62%	1,291	3,112	-59%

Alphaville	São Paulo	46,570	0	---	46,570	0	---
	Rio de Janeiro	35,896	29,343	22%	35,896	29,343	22%
	Other	0	72,534	-100%	21,881	131,055	-83%

	Total	82,466	101,877	-19%	104,347	160,398	-35%
	Units	267	738	-64%	439	1,126	-61%

Tenda 1)	São Paulo	55,757	197,107	-72%	55,757	200,104	-72%
	Rio de Janeiro	0	60,361	-100%	0	134,659	-100%
	Other	136,061	454,012	-70%	136,061	1,148,036	-88%

	Total	191,818	711,480	-73%	191,818	1,482,799	-87%
	Units	1,488	8,131	-82%	1,488	17,794	-92%

Consolidated	Total - R$000	626,282	1,408,908	-56%	786,525	2,729,531	-71%
	Total - Units	2,568	11,026	-77%	3,218	22,032	-85%

Table 2 - Launches per company per unit price
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	≥ R$500K	224,958	453,890	-50%	303,517	719,250	-58%
	> R$500K	127,040	141,661	-10%	186,843	367,084	-49%

	Total	351,998	595,551	-41%	490,360	1,086,334	-55%

Alphaville	> R$100K; ≤ R$500K	82,466	101,877	-19%	104,347	160,398	-35%

Tenda 1)	≤ R$130K	64,079	572,385	-89%	64,079	1,302,331	-95%
	> R$130K	127,739	139,095	-8%	127,739	180,468	-29%

	Total	191,818	711,480	-73%	191,818	1,482,799	-87%

Consolidated		626,282	1,408,908	-56%	786,525	2,729,531	-71%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Pre-Sales

Pre-sales reached R$835 million, a 9% increase compared to R$764 million in 2Q08. Our pre-sales were equivalent to 133% of our launches. The Gafisa segment was responsible for 47% of total pre-sales, while Alphaville was responsible for 9% and Tenda for the other 44%. Considering Gafisa’s pre-sales, 56% came from units priced below R$500 thousand and 89% of Tenda’s pre-sales came from units with prices below R$130 thousand.

Pre-sales for projects launched before 2009 accounted for 74% of our total consolidated sales.

The tables below illustrate a detailed breakdown of our pre-sales for the second quarters and first semesters of 2008 and 2009:

Table 3 - Sales per company per region
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	São Paulo	198,855	181,521	10%	345,367	319,753	8%
	Rio de Janeiro	90,905	118,185	-23%	134,738	193,292	-30%
	Other	99,910	72,285	38%	179,697	221,319	-19%

	Total	389,670	371,991	5%	659,802	734,364	-10%
	Units	1,123	1,104	2%	1,923	1,906	1%

Alphaville	São Paulo	40,665	3,511	1058%	43,972	5,608	684%
	Rio de Janeiro	11,635	2,801	315%	20,721	5,222	297%
	Other	26,659	68,634	-61%	49,645	121,067	-59%

	Total	78,959	74,946	5%	114,338	131,897	-13%
	Units	406	431	-6%	622	745	-17%

Tenda 1)	São Paulo	139,195	66,510	109%	222,518	142,474	56%
	Rio de Janeiro	70,217	68,057	3%	109,695	131,550	-17%
	Other	157,401	182,729	-14%	287,522	291,495	-1%

	Total	366,813	317,296	16%	619,735	565,519	10%
	Units	4,366	4,092	7%	7,523	7,107	6%

Consolidated	Total - R$000	835,442	764,233	9%	1,393,875	1,431,780	-3%
	Total - Units	5,895	5,627	5%	10,068	9,758	3%

Table 4 - Sales per company per unit price
%Gafisa - R$000		2Q09	2Q08	Var. (%)	1H09	1H08	Var. (%)
Gafisa	≤ R$500K	216,353	235,400	-8%	410,024	425,576	-4%
	> R$500K	173,318	136,592	27%	249,778	308,789	-19%

	Total	389,671	371,992	5%	659,802	734,365	-10%

Alphaville	> R$100K; ≤ R$500K	78,959	74,946	5%	114,338	131,897	-13%

Tenda 1)	≤ R$130K	326,916	285,124	15%	545,734	527,877	3%
	> R$130K	39,897	32,174	24%	74,001	37,643	97%

	Total	366,813	317,298	16%	619,735	565,520	10%

Consolidated	Total	835,443	764,236	9%	1,393,875	1,431,781	-3%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Sales Velocity

The consolidated company attained a sales velocity of 24% in the second quarter of 2009 following a velocity of 16% in 1Q09. We maintained a well distributed sales speed among our projects with different launch dates.

Table 5 - Sales velocity per company
	Inventories end of period	Sales	Sales velocity
Gafisa	1,541,788	389,671	20.2%
AlphaVille	203,369	78,959	28.0%
Tenda	934,007	366,813	28.2%

Total	2,679,164	835,443	23.8%

Table 6 - Sales velocity per launch date
	2Q09

	Inventories end of period	Sales	Sales velocity
2009 launches	292,252	216,598	42.6%
2008 launches	1,182,844	274,157	18.8%
2007 launches	860,418	249,197	22.5%
2006 launches	343,650	95,491	21.7%

Total	2,679,164	835,443	23.8%

Operations

Gafisa is present in 20 different states and 99 cities, with 194 projects under development. Upholding our solid track record and nation-wide presence, Gafisa continues to launch successful projects in new regions and to deliver its projects according to schedule and budget.

Completed Projects

Gafisa completed 31 projects during 2Q09 with 2,894 units equivalent to a PSV of R$264 million. During the second quarter, Gafisa and Alphaville delivered 1 project each and Tenda delivered the remaining 29.

During the first half of 2009, Gafisa delivered 59 projects with 5,431 units, equivalent to a PSV of R$670 million. Tenda was responsible for delivering 51 projects, Alphaville, 2 projects and Gafisa delivered the other 7.

Land Bank

The Company’s land bank of approximately R$ 16 billion is composed of 303 different sites in 21 states, equivalent to more than 103 thousand units. In line with our strategy, 73% of our land bank was acquired through swaps – which require no cash obligations.

The table below shows a detailed breakdown of our current land bank:

Table 7 - Landbank per company per region
		PSV - R$ million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)	Potential units (100%)
Gafisa	São Paulo	3,221	34%	32%	2%	7,788	8,058
	Rio de Janeiro	1,394	36%	33%	4%	2,222	2,483
	Other	2,702	59%	50%	9%	10,050	13,328

	Total	7,318	42%	38%	4%	20,060	23,869

Alphaville	São Paulo	1,006	97%	0%	97%	6,099	13,141
	Rio de Janeiro	268	98%	0%	98%	1,470	2,350
	Other	1,859	96%	0%	96%	14,439	20,010

	Total	3,133	97%	0%	97%	22,008	35,501

Tenda	São Paulo	1,948	12%	12%	0%	19,500	19,995
	Rio de Janeiro	1,944	21%	21%	0%	24,752	17,096
	Other	1,652	15%	15%	0%	17,469	25,937

	Total	5,544	15%	15%	0%	61,721	63,028

Total	São Paulo	6,175	74%	9%	65%	33,387	41,194
	Rio de Janeiro	3,607	66%	15%	51%	28,444	21,929

	Other	6,213	75%	15%	60%	41,958	59,275
	Total	15,995	73%	12%	61%	103,789	122,397

Note: %Swap refers to swap value over total land cost

Number of projects
Gafisa	90
AlphaVille	36
Tenda	177

Total	303

Table 8 - Landbank per company per unit price
		PSV - R$ million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)	Potential units (100%)
Gafisa	≤ R$500K	4,530	27%	4%	4%	16,319	19,650
	> R$500K	2,787	15%	14%	1%	3,742	4,219

	Total	7,318	42%	38%	4%	20,061	23,869

Alphaville	> R$100K; ≤ R$500K	3,133	97%	0%	97%	22,009	35,501

	Total	3,133	97%	0%	97%	22,009	35,501

Tenda	≤ R$130K	4,585	15%	15%	0%	53,844	55,116
	> R$130K	959	3%	3%	0%	7,877	7,912

	Total	5,544	18%	18%	0%	61,721	63,028

Consolidated	Total	15,995	0%	0%	0%	103,791	122,397

2Q09 - Revenues

Net operating revenues for 2Q09 rose 54% to R$705.8 million from R$458.8 million in 2Q08. In this quarter we started to demonstrate the andadvantages of serving all segments, with Tenda contributing 37% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 9 - Sales vs. Recognized revenues
%Gafisa - R$000		2Q09

		Sales	% Sales	Revenues	% Revenues
Gafisa	2009 launches	179,662	38%	7,555	2%
	2008 launches	118,484	25%	120,841	27%
	2007 launches	73,991	16%	196,461	44%
	≤ 2006 launches	96,492	21%	119,533	27%

	Total Gafisa	468,630	100%	444,390	100%

Tenda	Total Tenda	366,812	---	261,428	---

Total		835,442		705,818

2Q09 - Gross Profits

On a consolidated basis, 2Q09 Gross profit totaled R$191.4 million, an increase of 41% over 2Q08 and 24% over 1Q09, reflecting our continued growth and business expansion. Our gross margin for 2Q09 reached 27.1%, 244 basis points lower than 2Q08, partially because of a reclassification of our land cost recognition for unit swaps and partially because of an increase in capitalized interest from R$5.9 million in 2Q08 to R$20.2 million in 2Q09 (capitalized interest transferred to COGS represented 2.9% of Net revenues in 2Q09 and 1.3% in 2Q08, an increase of 157 basis points).

Table 10 - Capitalized interest
(R$000)		2Q09	2Q08
Gafisa	Initial balance	90,081	38,095
	Capitalized interest	14,936	20,576
	Interest transfered to COGS	(15,034)	(5,811)

	Final balance	89,983	52,860

Tenda 1)	Initial balance	1,443	124
	Capitalized interest	10,964	388
	Interest transfered to COGS	(5,152)	(86)

	Final balance	7,255	426

Consolidated	Initial balance	91,524	38,219
	Capitalized interest	25,900	20,964
	Interest transfered to COGS	(20,186)	(5,897)

	Final balance	97,238	53,286

1) Includes Fit Residencial and Bairro Novo in 2008

2Q09 – Selling, General, and Administrative Expenses (SG&A)

SG&A ratios were impacted by our initiatives in the affordable segment. The figures reflect our business diversification strategy, as Tenda’s sales platform will achieve its proper dilution as revenues and sales volumes ramp-up in the following quarters.

Table 11 - Sales and G&A expenses per company
(R$000)		2Q09	2Q08	1H09	1H08
Gafisa	Selling expeneses	23,679	27,366	46,745	46,516
	G&A expenses	38,978	32,595	67,831	62,337
	SG&A	62,657	59,961	114,576	108,853

	Selling expeneses / Sales	5.1%	6.1%	6.0%	5.4%
	G&A expenses / Sales	8.3%	7.3%	8.8%	7.2%
	SG&A / Sales	13.4%	13.4%	14.8%	12.6%

	Selling expeneses / Net revenues	5.3%	6.2%	6.0%	6.0%
	G&A expenses / Net revenues	8.8%	7.4%	8.7%	8.0%
	SG&A / Net revenues	14.1%	13.6%	14.8%	14.0%

Tenda 1)	Selling expeneses	27,502	3,557	51,043	5,826
	G&A expenses	20,334	6,058	47,399	12,401
	SG&A	47,836	9,615	98,442	18,227

	Selling expeneses / Sales	7.5%	3.3%	8.2%	3.1%
	G&A expenses / Sales	5.5%	5.7%	7.6%	6.6%
	SG&A / Sales	13.0%	9.0%	15.9%	9.6%

	Selling expeneses / Net revenues	10.5%	19.1%	10.8%	17.1%
	G&A expenses / Net revenues	7.8%	32.5%	10.1%	36.3%
	SG&A / Net revenues	18.3%	51.7%	20.9%	53.4%

Consolidated	Selling expeneses	51,182	30,923	97,788	52,342
	G&A expenses	59,312	38,653	115,230	74,738
	SG&A	110,493	69,576	213,018	127,080

	Selling expeneses / Sales	6.1%	5.6%	7.0%	5.0%
	G&A expenses / Sales	7.1%	7.0%	8.3%	7.1%
	SG&A / Sales	13.2%	12.6%	15.3%	12.0%

	Selling expeneses / Net revenues	7.3%	6.7%	7.8%	6.4%
	G&A expenses / Net revenues	8.4%	8.4%	9.2%	9.2%
	SG&A / Net revenues	15.7%	15.2%	17.1%	15.6%

1) Includes Fit Residencial and Bairro Novo in 2008

2Q09 – Other Operating Results

The incorporation of our subsidiary Fit into Tenda generated a gain to be amortized over the construction of Fit developments at the time of the incorporation. In 2Q09, our results show a positive impact of R$36.3 million, net of provisions.

2Q09 – Adjusted EBITDA

We adjust our EBITDA for expenses with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the second quarter totaled R$142.2 million, 69% higher than the R$84.3 million for 2Q08, with an adjusted margin of 20.1%, an increase of 177 basis points from 2Q08. Looking at Gafisa’s business, the adjusted EBITDA margin reaches to 23.3%, while Tenda’s reaches a lower 14.8% .

Table 12 - Adjusted EBITDA per company
(R$000)		2Q09	2Q08	1H09	1H08
Gafisa	Net profit	43,724	44,758	73,698	91,523
	(+) Financial result	13,783	(22,691)	23,543	(36,677)
	(+) Income taxes	16,037	17,889	26,378	31,348
	(+) Depreciation and Amortization	2,306	9,336	7,652	16,425
	(+) Capitalized interest	16,164	14,771	31,840	22,635
	(+) Minority shareholders	10,244	16,076	17,576	19,115

	EBITDA	102,258	80,138	180,687	144,369
	(+) Stock option plan expenses	1,235	5,550	7,782	9,877
	Adjusted EBITDA	103,493	85,689	188,469	154,247

	Net revenues	444,390	440,209	776,604	779,427
	Adjusted EBITDA margin	23.3%	19.5%	24.3%	19.8%

Tenda 1)	Net profit	14,044	(1,999)	20,804	(8,917)
	(+) Financial result	(1,063)	11	(1,614)	(14)
	(+) Income taxes	4,584	1,072	10,556	1,192
	(+) Depreciation and Amortization	4,093	(573)	6,730	1,779
	(+) Capitalized interest	5,152	86	7,351	125
	(+) Minority shareholders	9,365	0	13,789	0

	EBITDA	36,175	(1,403)	57,615	(5,835)
	(+) Stock option plan expenses	2,515	0	4,531	0
	Adjusted EBITDA	38,690	(1,403)	62,146	(5,835)

	Net revenues	261,428	18,612	471,101	34,147
	Adjusted EBITDA margin	14.8%	-7.5%	13.2%	-17.1%

Consolidated	Net profit	57,768	42,759	94,501	82,606
	(+) Financial result	12,720	(22,680)	21,929	(36,691)
	(+) Income taxes	20,621	18,961	36,934	32,540
	(+) Depreciation and Amortization	6,399	8,763	14,382	18,204
	(+) Capitalized interest	21,316	14,857	39,191	22,760
	(+) Minority shareholders	19,609	16,076	31,364	19,115

	EBITDA	138,434	78,736	238,302	138,534
	(+) Stock option plan expenses	3,750	5,550	12,313	9,877
	Adjusted EBITDA	142,184	84,286	250,616	148,411

	Net revenues	705,818	458,821	1,247,705	813,574
	Adjusted EBITDA margin	20.1%	18.4%	20.1%	18.2%

Note: Gafisa's EBITDA includes negative goodwill amortization (net of provisions) from deal with Tenda
1) Includes Fit Residencial and Bairro Novo in 2008

2Q09 - Depreciation and Amortization

Depreciation and amortization in 2Q09 reduced to R$6.4 million, compared to the R$8.8 million in 2Q08. We no longer amortize goodwill because a new accounting rule requires the assessment of such assets on a yearly basis to determine a reserve for impairment.

2Q09 - Financial Results

Net financial expenses totaled R$12.7 million in 2Q09, compared to a R$22.7 million revenue in 2Q08, because of our higher net debt position.

2Q09 - Taxes

Income taxes, social contribution and deferred taxes for 2Q09 amounted to R$20.6 million versus R$19.0 million in 2Q08, a growth in line with the company’s operations. The effective tax rate was 21% in 2Q09 and 24% in 2Q08.

2Q09 - Adjusted Net Income

Net income in 2Q09 was R$57.8 million. However, if we consider the adjusted net income (before deduction of minority shareholders and stock option expenses) this figure reaches to R$81.1 million, posting a growth of 26% compared to R$64.4 in 2Q08 and an adjusted net margin of 11.5% .

2Q09 - Earnings per Share

Earnings per share were R$0.44 in 2Q09 compared to R$0.33 2Q08, a 35% increase. Shares outstanding at the end of the period were 130.0 million in 2Q09 and 129.5 million in 2Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.1 billion in 2Q09 from R$1.0 billion in 1Q09. Tenda results to be recognized stand for 37% of the consolidated amount. The consolidated margin in 2Q09 was 36.4%, compounded as 37.0% from Gafisa and 35.3% from Tenda business.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 13 - Results to be recognized per company
(R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	Revenues to be recognized	1,905	1,700	1,844	12.1%	3.3%
	Costs to be recognized	(1,199)	(1,085)	(1,197)	10.6%	0.2%
	Results to be recognized (REF)	706	616	647	14.7%	9.0%
	REF margin	37.0%	36.2%	35.1%	111 bps	195 bps

Tenda 1)	Revenues to be recognized	1,187	157	1,057	656.0%	12.3%
	Costs to be recognized	(768)	(105)	(701)	628.5%	9.6%
	Results to be recognized (REF)	419	52	356	712.4%	17.8%
	REF margin	35.3%	32.8%	33.7%	-82 bps	163 bps

Consolidated	Revenues to be recognized	3,092	1,857	2,901	66.5%	6.6%
	Costs to be recognized	(1,968)	(1,190)	(1,898)	65.4%	3.7%
	Results to be recognized (REF)	1,125	667	1,003	68.6%	12.1%
	REF margin	36.4%	35.9%	34.6%	135 bps	180 bps

Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11638
1) Includes Fit Residencial and Bairro Novo in 2008

Balance Sheet

Cash and Cash Equivalents
On June 30, 2009, cash and cash equivalents were equal to R$1.1 billion, 111% higher than R$500.8 million on March 31, 2009, and 36% higher than 2Q08’s R$776.5 million.

Tenda’s R$600 million debenture was received in early May. The amount is already available to Tenda and ready to be used in any projects that meet CEF specifications (83 projects currently qualify under the debenture).

Accounts Receivable
Total accounts receivable increased 8% to R$6.0 billion in June 2009, compared to R$5.6 billion in 1Q09, and increased 105% when compared to R$2.9 billion in June 2008, reflecting our high sales velocity from new launches.

Table 14 - Total receivables per company
(R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	Receivables from developments - ST	461,014	479,158	427,554	-4%	8%
	Receivables from developments - LT	1,484,807	1,174,461	1,471,092	26%	1%
	Receivables from PoC - ST	812,278	546,445	825,953	49%	-2%
	Receivables from PoC - LT	1,205,011	532,028	1,081,083	126%	11%

	Total	3,963,110	2,732,092	3,805,682	45%	4%

Tenda 1)	Receivables from developments - ST	931,494	86,631	362,025	975%	157%
	Receivables from developments - LT	255,728	92,722	735,020	176%	-65%
	Receivables from PoC - ST	177,048	20,866	156,908	748%	13%
	Receivables from PoC - LT	718,989	12,922	529,656	5464%	36%

	Total	2,083,259	213,141	1,783,609	877%	17%

Consolidated	Receivables from developments - ST	1,392,509	565,789	789,579	146%	76%
	Receivables from developments - LT	1,740,535	1,267,183	2,206,112	37%	-21%
	Receivables from PoC - ST	989,326	567,311	982,861	74%	1%
	Receivables from PoC - LT	1,924,000	544,951	1,610,739	253%	19%

	Total	6,046,369	2,945,234	5,589,291	105%	8%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP
1) Includes Fit Residencial and Bairro Novo in 2008

Table 15 - Total receivables maturity per company
(R$000)	Total	Until June/2010	Until June/2011	Until June/2012	Until June/2013	After June/2013
Gafisa	3,963,110	1,273,292	1,560,185	607,580	271,030	251,023
Tenda	2,083,259	1,108,542	606,822	179,648	73,307	114,939

Consolidated	6,046,369	2,381,835	2,167,007	787,228	344,338	365,961

Inventory (Properties for Sale)

Our inventory includes land, construction in progress and finished units. Our inventory reached R$1.79 billion in 2Q09, a decline of 3% as compared to R$1.85 billion registered in 1Q09. Considering our inventories at market value, we had a 7% decline from R$2.9 billion in 1Q09 to R$2.7 billion in 2Q09. Our inventory reduction was mainly driven by our good sales performance in this quarter.

Table 16 - Inventories per company
(R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	Land	558,984	575,190	531,829	-3%	5%
	Units under construction	617,156	647,840	685,126	-5%	-10%
	Finished units	121,130	77,646	118,638	56%	2%

	Total	1,297,270	1,300,676	1,335,593	0%	-3%

Tenda 1)	Land	188,778	105,341	192,276	79%	-2%
	Units under construction	279,744	16,048	288,758	1643%	-3%
	Finished units	24,133	0	31,599	---	-24%

	Total	492,655	121,389	512,633	306%	-4%

Consolidated	Land	747,762	680,531	724,105	10%	3%
	Units under construction	896,900	663,888	973,884	35%	-8%
	Finished units	145,263	77,646	150,237	87%	-3%

	Total	1,789,925	1,422,065	1,848,226	26%	-3%

1) Includes Fit Residencial and Bairro Novo in 2008

Table 17 - Inventories at market value per company
PSV - (R$000)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	2009 launches	155,393	---	82,231	---	89%
	2008 launches	698,995	757,078	931,811	-8%	-25%
	2007 launches	547,120	642,798	510,064	-15%	7%
	2006 and earlier launches	343,650	348,880	255,790	-1%	34%
	Total	1,745,157	1,748,756	1,779,897	0%	-2%

Tenda 1)	2009 launches	136,859	---	---	---	---
	2008 launches	483,850	244,491	639,523	98%	-24%
	2007 launches 2)	313,298	101,345	469,479	209%	-33%
	2006 and earlier launches	---	---	---	---	---
	Total	934,007	34583579%	1,109,002	170%	-16%

Consolidated	2009 launches	292,252	---	82,231	---	255%
	2008 launches	1,182,845	757,078	1,571,334	56%	-25%
	2007 launches	860,418	642,798	979,544	34%	-12%
	2006 and earlier launches	343,650	348,880	255,790	-1%	34%
	Total	2,679,165	1,748,756	2,888,899	53%	-7%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Table 18 - Inventories per company
(Units)		2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Gafisa	2009 launches	526	---	378	---	39%
	2008 launches	2,436	3,215	2,902	-24%	-16%
	2007 launches	1,694	2,562	2,170	-34%	-22%
	2006 and earlier launches	1,649	1,866	1,181	-12%	40%
	Total	6,304	7,642	6,631	-18%	-5%

Tenda 1)	2009 launches	1,273	---	0	---	---
	2008 launches	4,797	1,745	6,571	175%	-27%
	2007 launches 2)	3,827	960	6,204	298%	-38%
	2006 and earlier launches	---	---	---	---	---
	Total	9,897	2,706	12,775	266%	-23%

Consolidated	2009 launches	1,799	---	378	---	376%
	2008 launches	7,233	4,960	9,473	46%	-24%
	2007 launches	5,521	3,522	8,374	57%	-34%
	2006 and earlier launches	1,649	1,866	1,181	-12%	40%
	Total	16,201	10,348	19,406	57%	-17%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Table 19 - Inventories per conclusion status
	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total
Gafisa	463,651	735,696	338,077	47,520	160,214	1,745,157
Tenda	345,625	428,962	43,977	82,892	32,552	934,007

Total	809,275	1,164,658	382,054	130,411	192,766	2,679,165

Liquidity

On June 30, 2009, Gafisa had a cash position of R$1.1 billion and on the same date, Gafisa’s debt and obligations to investors totaled R$2,543 million, resulting in a net debt and obligations of R$1,486 million. As of June 30, 2009, our net debt and obligation to investors to equity and minorities ratio was 65.6% compared to 61.9% in 1Q09.

Our cash burn rate increased 8% in the quarter, from R$115 million in 1Q09 to R$124 million in 2Q09.

We have a total of R$3.4 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.9 billion in signed contracts and R$452 million in contracts in process, giving us additional availability of R$ 1.0 billion. We do not have exposure to foreign currency through financial instruments. We have R$100 million of debt raised by banks in foreign currency, which were swapped into CDI.

The following tables set forth information on our indebtedness as of June 30, 2009.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q09	2Q08	1Q09	2Q09 x 2Q08	2Q09 x 1Q09
Debentures	500,388	500,877	502,758	0%	0%
Project financing (SFH)	306,348	229,048	335,930	34%	-9%
Working capital	674,047	344,854	587,189	95%	15%
Downstream merger obligation	5,399	11,187	6,781	-52%	-20%

Total debt - Gafisa	1,486,182	1,085,966	1,432,658	37%	4%

Debentures	607,514	---	---	---	---
Project financing (SFH)	73,163	---	75,081	---	-3%
Working capital	75,894	---	54,947	---	38%

Total debt - Tenda 1)	756,571	---	130,028	---	482%

Total consolidated debt	2,242,753	1,085,966	1,562,686	107%	44%

Consolidated cash and availabilities	1,056,312	776,464	500,778	36%	111%

Investor Obligations	300,000	300,000	300,000	0%	0%

Net debt + Investor obligations	1,486,441	609,502	1,361,908	144%	9%

Equity + Minority shareholders	2,264,340	1,649,780	2,199,800	37%	3%

(Net debt + Obligations) / (Equity + Minorities)	65.6%	36.9%	61.9%	78%	6%

Table 21 - Debt maturity per company
Company (R$000)	Total	Until June/2010	Until June/2011	Until June/2012	Until June/2013	After June/2013
Debentures	500,388	106,388	96,000	173,000	125,000
Project financing (SFH)	306,348	158,414	137,377	9,762	795
Working capital	674,047	137,888	332,233	136,255	38,405	29,266
Incorporation of controlling company	5,399	5,399

Total debt - Gafisa	1,486,182	408,089	565,610	319,017	164,200	29,266

Debentures	607,514	7,514	0	150,000	150,000	300,000
Project financing (SFH)	73,163	34,749	24,045	14,369	0	0
Working capital	75,894	50,982	18,310	4,170	2,432	0

Total debt - Tenda 1)	756,571	93,245	42,355	168,539	152,432	300,000

Total consolidated debt	2,242,753	501,334	607,965	487,556	316,632	329,266

Debentures

Our 2006 debenture established that we could not have net debt over R$1 billion. Considering that we are now a much larger company, and this absolute covenant did not correspond to the current size and equity position of our company we renegotiated this covenant with bondholders, obtaining a 97.6% rate of approval. The prior covenant defined as net debt (excluding SFH debt)/equity 75% was changed to net debt (excluding project debt)/(equity + minority shareholders) 75%. Project debt includes SFH and FGTS funding, thus reducing the covenant measure to 9.0% as compared to 47.0% under the prior formula and allowing the company significant additional financing flexibility.

In exchange for the changes to the existing covenants, Gafisa’s interest payment will increase to CDI + 3.25% from CDI + 1.3% as of July 31, 2009, a rate that is in line with current market rates and represents an average increment of R$2.4 million in interest payment per year. Additionally, the debentures may be redeemed at any time by the Company with a 2.5% premium from July 31, 2009 to maturity date, calculated pro rata temporis from the date of redemption until the maturity date.

Table 22 - Debenture covenants - 4th emission
Debenture covenants - 4th emission - before	Status 1)	Debenture covenants - 4th emission - current	Status 1)
(Total debt - SFH debt - Cash) / Equity 75%	47.0%	(Total debt - Project debt - Cash) / (Equity + Minorities 2) ) 75	9.0%
(Total receivables + Finished units) / Total debt 2.0x	2.8x	(Total receivables + Finished units) / Total debt 2.0x	2.8x

(Total debt - cash) < R$ 1.0 billion	1,186,441

		2) Minority shareholders, excluding minorities from FIDC

Table 23 - Debenture covenants - 5th emission
Debenture covenants - 5th emission - current	Status 1)
(Total debt - SFH debt - Cash) / Equity 75%	47.0%
(Total receivables + Finished units) / (Total debt - Cash) 2.	5.2x

1) Covenant status on June 30, 2009

Table 24 - Selected financials for covenant calculation
Financial statements (R$000)
Total debt	2,242,753
Project debt	987,025
SFH debt	379,511
Cash and availabilities	1,056,312
Total receivables	6,046,369
Receivables - PoC	2,913,326
Receivables - results to be recognized	3,133,043
Finished units	145,263

Equity + Minorities, excl. FIDC	2,205,569
Equity	1,717,246
Minority shareholders (excluding FIDC)	488,323

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 970 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism. We serve the lower income housing segments through our majority ownership stake in Construtora Tenda, S.A., a separate publicly-traded company on the Novo Mercado of the BM&FBOVESPA.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9242
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets forth projects launched during the first half of 2009:

Table 25 - Projects launched
Company	Project	Launch date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sold 30/Jun/09
Gafisa	Verdemar - F2	January	Guarujá - SP	100%	77	50,931	33%
Gafisa	Centro Empresarial Madureira	March	Rio de Janeiro - RJ	100%	195	24,208	44%
Gafisa	Brink Campo Limpo - F2	March	São Paulo - SP	100%	95	23,019	54%
Gafisa	Alegria - F2	April	Guarulhos - SP	100%	139	38,456	31%
Gafisa	Canto dos Pássaros	April	Porto Alegre - RS	80%	90	15,930	37%
Gafisa	Grand Park - Seringueira	May	São Luis - MA	50%	39	6,769	60%
Gafisa	Supremo Ipiranga	June	São Paulo - SP	100%	108	54,860	34%
Gafisa	Vistta Santana	June	São Paulo - SP	100%	179	117,964	45%
Gafisa	Sorocaba	June	Rio de Janeiro - RJ	100%	81	38,995	55%
Gafisa	Vila Nova São José - F1	June	São José - SP	100%	96	30,028	12%
Gafisa	Grand Park - Salgueiro	June	São Luis - MA	50%	39	6,844	45%
Gafisa	Stake acquisition 1)	---	---	90%	154	82,356	75%

Gafisa	---	---	---	---	1,291	490,360	45%

Alphaville	AlphaVille Caruaru	March	Caruaru - PE	70%	172	21,881	100%
Alphaville	Alphaville Nova Esplanada F2	June	Votorantim - SP	30%	51	10,306	65%
Alphaville	Conceito A Rio Costa do Sol	June	Rio das Ostras - RJ	100%	106	35,896	5%
Alphaville	Alphaville Granja Viana	June	São Paulo - SP	33%	110	36,264	82%

Alphaville	---	---	---	---	439	104,347	58%

Tenda	Vila Real Life	April	Salvador - BA	100%	178	14,866	60%
Tenda	FIT Giardino F1	April	Caxias do Sul - RS	70%	207	31,916	9%
Tenda	FIT Icoaraci	April	Belém - PA	80%	235	40,065	31%
Tenda	Le Grand Vila Real Tower	May	Belo Horizonte - MG	100%	92	9,162	71%
Tenda	Green Park Life Residence	June	Juiz de Fora - MG	100%	220	23,540	13%
Tenda	Vermont Life	June	Gov. Valadares - MG	100%	192	16,512	4%
Tenda	FIT Dom Jaime	June	São Bernardo - SP	100%	364	55,757	7%

Tenda	---	---	---	---	1,488	191,818	20%

Total	---	---	---	---	3,219	786,525	41%

1) Considers stake acquisition from partners in 9 different projects; %Gafisa is a weighted average

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on June, 30th 2009.

Company	Project	Launch date	Construction status		% Sold		Revenues recognized (R$000)
			2Q09	1Q09	2Q09	1Q09	2Q09	1Q09
Gafisa	Enseada Das Orquídeas	Aug-07	48%	41%	92%	83%	16,407	12,013
Gafisa	Parc Paradiso	Jun-07	42%	33%	99%	98%	14,634	8,437
Gafisa	London Green	Mar-08	70%	60%	71%	70%	14,304	10,833
Gafisa	Isla Residence Clube	May-07	81%	68%	92%	89%	11,791	10,490
Gafisa	Magic	May-07	62%	49%	61%	50%	11,594	6,603
Gafisa	Península Fit	Sep-06	100%	100%	88%	79%	10,643	1,895
Gafisa	Blue Land Spe 36	Oct-05	100%	100%	87%	67%	10,250	1,270
Gafisa	Pq Barueri Cond - F1	Nov-08	28%	19%	60%	56%	9,705	5,941
Gafisa	Terraças Alto Da Lapa	Nov-07	58%	48%	82%	78%	9,306	7,157
Gafisa	Chácara Santana	Nov-08	33%	18%	90%	72%	9,165	7,624
Gafisa	CSF Acacia	May-07	82%	70%	100%	98%	8,336	4,865
Gafisa	Vision	Dec-07	57%	51%	85%	80%	8,272	6,178
Gafisa	Hype Residence Service	Nov-04	100%	100%	83%	59%	7,601	750
Gafisa	Acqua Residencial	Mar-07	64%	54%	48%	42%	7,556	4,104
Gafisa	Supremo	Sep-06	51%	46%	92%	90%	6,787	5,489
Gafisa	CSF Paradiso	Nov-06	100%	86%	99%	99%	6,569	5,721
Gafisa	Nova Petropolis Sbc - 1ª Fase	Mar-08	42%	35%	45%	40%	6,499	3,062
Gafisa	Collori	Oct-06	81%	71%	99%	97%	6,340	8,326
Gafisa	Privilege Residencial Spe	Sep-07	46%	32%	84%	84%	6,164	1,163
Gafisa	Acquarelle	Mar-07	44%	29%	77%	71%	6,117	1,970
Gafisa	CSF Prímula	May-07	79%	69%	99%	91%	5,330	3,356
Gafisa	Rua Das Laranjeiras 29	Apr-08	59%	52%	100%	99%	5,297	2,560
Gafisa	Vivance Res. Service	Jan-07	76%	63%	90%	87%	5,027	3,812
Gafisa	Olimpic Bosque Da Saúde	Nov-06	60%	54%	86%	84%	4,595	2,073
Gafisa	Forest Ville	Sep-06	83%	65%	100%	99%	4,078	3,556
Gafisa	Garden Ville	Sep-06	94%	73%	100%	99%	3,869	1,390
Gafisa	Grand Valley	Mar-07	73%	63%	65%	62%	3,725	2,859
Gafisa	Reserva Do Lago - F1	Feb-07	81%	65%	82%	81%	3,712	2,397
Gafisa	Art Ville	Apr-07	53%	39%	96%	94%	3,701	728
Gafisa	Espacio Laguna - F1	Jun-06	96%	93%	88%	82%	3,514	6,152
Gafisa	Mirante Do Rio	Oct-06	96%	85%	100%	100%	3,435	689
Gafisa	Palm Ville	Apr-07	50%	35%	94%	91%	2,981	472
Gafisa	Secret Garden	May-07	59%	47%	70%	69%	2,859	2,495
Gafisa	Fit Residence Service Niterói	Aug-06	84%	71%	86%	86%	2,841	729
Gafisa	Celebrare Residencial	Mar-07	52%	44%	78%	78%	2,783	2,463
Gafisa	Reserva Bosque Resort - F1	Sep-08	6%	0%	99%	99%	2,451	127
Gafisa	Quintas Do Pontal	Sep-08	55%	46%	24%	22%	2,403	7,582
Gafisa	Felicita	Nov-06	93%	87%	99%	98%	2,373	3,412
Gafisa	Reserva Do Bosque - F2	Oct-08	9%	0%	62%	58%	2,339	31
Gafisa	Terraças Tatuape	Jun-08	28%	26%	55%	42%	2,231	4,662
Gafisa	Solares Da Vila Maria	Nov-07	41%	37%	100%	100%	2,073	2,890
Gafisa	Vila Nova São José - F1A	Oct-08	6%	0%	57%	35%	1,978	0
Gafisa	Reserva Sta Cecilia	Nov-07	25%	15%	21%	21%	1,909	0
Gafisa	Mistral	Jun-08	12%	7%	75%	61%	1,897	1,510
Gafisa	Magnific	Mar-08	39%	32%	63%	63%	1,815	959
Gafisa	VP Horto - F2	Jan-08	36%	34%	97%	97%	1,735	874
Gafisa	Riv Pta Negra Ed Marseille	Jan-04	100%	100%	81%	76%	1,452	65
Gafisa	Ecolive	Aug-08	11%	8%	70%	57%	1,362	1,742
Gafisa	Bairro Novo Cotia 1						0	2,961
Gafisa	Outros						112,909	125,374

Gafisa	---	---	---	---	---	---	384,717	301,806

Alphaville	Alphaville Jacuhy	Dec-07	49%	33%	95%	95%	17,900	1,071
Alphaville	Alphaville Rio Costa do Sol	Sep-07	56%	45%	100%	98%	10,624	4,544
Alphaville	Alphaville Barra da Tijuca	Dec-08	71%	55%	73%	71%	5,045	4,530
Alphaville	Alphaville Burle Marx	Mar-05	100%	100%	44%	39%	4,147	848
Alphaville	Alphaville Londrina II	Dec-07	62%	56%	86%	75%	4,127	2,193
Alphaville	Alphaville Cuiabá II	May-08	68%	51%	60%	46%	3,904	1,331
Alphaville	Alphaville João Pessoa	Mar-08	56%	43%	100%	100%	3,316	2,818
Alphaville	Alphaville Campo Grande	Mar-07	99%	96%	89%	83%	2,863	714
Alphaville	Alphaville Recife	Aug-06	99%	98%	96%	96%	793	2,999
Alphaville	Alphaville Gravataí	Jun-06	100%	99%	81%	78%	774	1,258
Alphaville	Alphaville Eusébio	Sep-05	100%	100%	90%	88%	711	928
Alphaville	Alphaville Araçagy	Aug-07	87%	80%	94%	92%	544	4,379
Alphaville	Alphaville Salvador II	Feb-06	100%	100%	97%	96%	207	551
Alphaville	Alphaville Natal	Feb-05	100%	100%	100%	100%	0	0
Alphaville	Others						4,717	2,243

Alphaville	---	---	---	---			59,673	30,408

Tenda	---	---	---	---			261,428	209,673

Total	---	---	---	---	---	---	705,818	541,887

Consolidated Income Statement

R$ 000	2Q09	2Q08	1Q09	1H09	1H08	2Q09 X 2Q08	2Q09 X 1Q09

Gross Operating Revenue	733,197	476,995	565,811	1,299,008	843,243	53.7%	29.6%
Real Estate Development and Sales	723,409	467,369	558,512	1,281,921	833,249	54.8%	29.5%
Construction and Services Rendered	9,788	9,626	7,299	17,087	9,994	1.7%	34.1%
Deductions	(27,379)	(18,174)	(23,924)	(51,303)	(29,669)	50.6%	14.4%

Net Operating Revenue	705,818	458,821	541,887	1,247,705	813,574	53.8%	30.3%

Operating Costs	(514,465)	(323,221)	(387,248)	(901,713)	(567,837)	59.2%	32.9%

Gross profit	191,353	135,600	154,639	345,992	245,737	41.1%	23.7%

Operating Expenses
Selling Expenses	(51,182)	(30,923)	(46,606)	(97,788)	(52,342)	65.5%	9.8%
General and Administrative Expenses	(59,312)	(38,653)	(55,918)	(115,230)	(74,738)	53.4%	6.1%
Equity Income
Other Operating Revenues	36,259	(2,144)	29,877	66,136	(2,882)	0.0%	21.4%
Amortization of gain on partial sale of FIT Residential	52,600	0	52,600	105,200		0.0%	0.0%
Other Operating Revenues	(16,341)	(2,144)	(22,723)	(39,064)	(2,882)	662.1%	-28.1%
Depreciation and Amortization	(6,400)	(8,763)	(7,982)	(14,382)	(18,204)	-27.0%	-19.8%

Operating results	110,718	55,116	74,010	184,728	97,570	100.9%	49.6%

Financial Income	37,768	26,321	35,527	73,295	44,915	43.5%	6.3%
Financial Expenses	(50,488)	(3,641)	(44,736)	(95,224)	(8,224)	1286.5%	12.9%

Income Before Taxes on Income	97,998	77,796	64,801	162,799	134,261	26.0%	51.2%

Deferred Taxes	(16,102)	(14,463)	(10,001)	(26,103)	(24,280)	11.3%	61.0%
Income Tax and Social Contribution	(4,519)	(4,498)	(6,312)	(10,831)	(8,260)	0.5%	-28.4%

Income After Taxes on Income	77,377	58,835	48,488	125,865	101,721	31.5%	59.6%

Minority Shareholders	(19,609)	(16,076)	(11,755)	(31,364)	(19,115)	22.0%	66.8%

Net Profit	57,768	42,759	36,733	94,501	82,606	35.102%	57.265%

Net Income Per Share (R$)	0.4432	0.3303	0.2826	0.7250	0.6381	34.2%	56.8%

Consolidated Balance Sheet

R$ 000	2Q09	2Q08	1Q09	2Q09 X 2Q08	2Q09 X 1Q09

ASSETS
Current Assets
Cash and availabilities	1,056,312	776,464	500,778	36.0%	110.9%
Receivables from clients	989,326	783,335	982,861	26.3%	0.7%
Properties for sale	1,250,203	1,335,101	1,429,411	-6.4%	-12.5%
Other accounts receivable	78,141	154,383	137,787	-49.4%	-43.3%
Deferred selling expenses	13,237	3,297	15,247	301.4%	-13.2%
Deferred taxes	2,879	0	0	---	---
Prepaid expenses	22,098	9,561	25,602	131.1%	-13.7%

	3,412,196	3,062,141	3,091,686	11.4%	10.4%
Long-term Assets
Receivables from clients	1,924,000	725,748	1,610,739	165.1%	19.4%
Properties for sale	539,722	86,964	418,815	520.6%	28.9%
Deferred taxes	227,848	74,699	215,831	205.0%	5.6%
Other	79,253	51,784	141,246	53.0%	-43.9%

	2,770,823	939,194	2,386,631	195.0%	16.1%
Permanent Assets
Investments	195,088	204,281	195,088	-4.5%	0.0%
Property, plant and equipment	49,126	34,764	45,130	41.3%	8.9%
Intangible assets	8,305	3,340	7,303	148.7%	13.7%

	252,519	242,385	247,521	4.2%	2.0%

Total Assets	6,435,538	4,243,721	5,725,838	51.6%	12.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	388,671	129,118	467,788	201.0%	-16.9%
Debentures	113,902	14,229	60,758	700.5%	87.5%
Obligations from land purchase and advances from clients	489,656	520,722	517,537	-6.0%	-5.4%
Materials and service suppliers	155,701	119,144	108,058	30.7%	44.1%
Taxes and contributions	120,624	90,843	134,683	32.8%	-10.4%
Taxes, payroll charges and profit sharing	71,159	34,496	60,226	106.3%	18.2%
Provision for contingencies	9,437	1,335	8,385	606.9%	12.5%
Dividends	26,106	0	26,106	---	0.0%
Deferred taxes	28,159	0	0	---	---
Other	103,128	70,931	138,464	45.4%	-25.5%

	1,506,543	980,817	1,522,005	53.6%	-1.0%

Long-term Liabilities
Loans and financings	746,180	455,972	592,140	63.6%	26.0%
Debentures	994,000	486,648	442,000	104.3%	124.9%
Obligations from land purchase	140,439	210,290	193,301	-33.2%	-27.3%
Deferred taxes	276,582	83,250	266,254	232.2%	3.9%
Provision for contingencies	67,532	18,136	43,634	272.4%	54.8%
Other	360,120	332,240	332,661	8.4%	8.3%
Deferred income on acquisition	15,608	26,589	17,249	-41.3%	-9.5%
Unearned income from partial sale of investment	64,194	0	116,794	#DIV/0!	-45.0%

	2,664,655	1,613,123	2,004,033	65.2%	33.0%

Minority Shareholders	547,094	39,517	544,458	1284.4%	0.5%
Shareholders' Equity
Capital	1,232,579	1,184,033	1,229,517	4.1%	0.2%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	189,389	206,805	188,315	-8.4%	0.6%
Revenue reserves	218,827	154,869	218,827	41.3%	0.0%
Retained earnings/accumulated losses	94,501	82,606	36,733	14.4%

	1,717,246	1,610,263	1,655,342	6.6%	3.7%

Liabilities and Shareholders' Equity	6,435,538	4,243,721	5,725,838	51.6%	12.4%

Consolidated Cash Flows

R$ 000	2Q09	2Q08

Net Income	57,768	42,759

Expenses (income) not affecting w orking capital
Depreciation and amortization	8,041	8,362
Goodw ill / Negative goodw ill amortization	(1,641)	401
Expense w ith stock option plan	3,746	5,550
Unearned income from partial sale of investment	(52,600)	-
Unrealized interest and charges, net	45,752	15,245
Deferred Taxes	16,102	14,463
Disposal of fixed asset	49	-

Decrease (increase) in assets
Clients	(319,726)	(370,206)
Properties for sale	58,301	(181,835)
Other receivables	128,667	(20,980)
Deferred selling expenses	(3,866)	14,074
Prepaid expenses	519	(884)

Decrease (increase) in liabilities
Obligations for purchase of land	(112,575)	138,564
Obligations for purchase of real estate
Taxes and contributions	(14,059)	11,506
Tax, labor and other contingencies	24,950	522
Trade accounts payable	47,643	3,350
Advances from customers	31,832	114,348
Payroll, charges and provision for bonuses payable	10,933	(1,796)
Other accounts payable	(76,844)	4,182
Credit assignments payable
Deferred taxes
Income (expenses) from sales to appropriate
Minority Interest	13,571	22,332

Cash used in operating activities	(133,437)	(180,043)

Investing activities

Purchase of property and equipment and deferred charges	(13,089)	(14,058)
Capital contribution to subsidiary companies
Restricted cash in guarantee to loans	(29,982)
Acquisition of investments
Cash used in investing activities	(43,071)	(14,058)

Financing activities

Capital increase	3,062
Contributions from venture partners
Increase in loans and financing	930,036	292,467
Repayment of loans and financing	(292,999)	(17,404)
Assignment of credit receivables, net	3,581	(4,165)
Proceeds from subscription of redeemable equity interest in securitizatio	(10,935)	-
Cessão de Crédito Imobiliário - CCI	69,315	-
2007 dividends		(26,970)

Net cash provided by financing activities	702,060	243,928

Net increase (decrease) in cash and banks	525,552	49,827

Cash and banks
At the beggining of the period	389,647	726,636
At the end of the period	915,199	776,463
Net increase (decrease) in cash and banks	525,552	49,827

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.